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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ________________

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                                ________________

                       THE UNITED STATES SHOE CORPORATION

                           (Name of Subject Company)


                       THE UNITED STATES SHOE CORPORATION

                      (Name of Person(s) Filing Statement)


                        COMMON SHARES, WITHOUT PAR VALUE
               (AND ASSOCIATED PREFERENCE SHARE PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   912605102

                     (CUSIP Number of Class of Securities)

                                ________________

                              James J. Crowe, Esq.
                 Vice President, Secretary and General Counsel
                       The United States Shoe Corporation
                               One Eastwood Drive
                          Cincinnati, Ohio 45227-1197
                                 (513) 527-7000

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing)

                                With a copy to:

                           William F. Henze II, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939
________________________________________________________________________________

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                 This Amendment No. 3 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, filed on March 16, 1995, as amended (the "Schedule 14D-9"), by The United States Shoe Corporation (the "Company"), with respect to the tender offer by Luxottica Acquisition Corp., an indirect wholly-owned subsidiary of Luxottica Group S.p.A., to purchase all outstanding common shares, without par value, of the Company, including associated preference share purchase rights, at a price of $24 per share (and associated right), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1995 and in the related Letter of Transmittal (the "Luxottica Offer"), as set forth in this Amendment No. 3. All capitalized terms not otherwise defined herein shall have the meanings assigned thereto in the Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

                 THE RIGHTS AGREEMENT. Pursuant to the terms of the Rights Agreement, on March 30, 1995, the Board of Directors adopted a resolution to delay the occurrence of the Distribution Date until the earliest of (i) the Shares Acquisition Date, (ii) such date that the Offer, as extended, is next scheduled to expire and (iii) midnight on April 21, 1995 or such later date as may be determined by the Board of Directors. On March 31, 1995, Luxottica announced the extension of the expiration of the Offer to midnight on April 13, 1995. Accordingly, the Rights will not become exercisable or transferable or be distributed apart from the Shares until the earlier of (i) the Shares Acquisition Date and (ii) midnight on April 13, 1995 or such later date as may be determined by the Board of Directors.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

                 Exhibit 23  -      Text of press release issued by the
                                    Company, dated March 29, 1995, in
                                    connection with the Control Share
                                    Acquisition Act meeting.

                 Exhibit 24  -      Text of press release issued by the
                                    Company, dated March 31, 1995, regarding extension of the Distribution Date under the Rights Agreement.





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                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 31, 1995



                        THE UNITED STATES SHOE CORPORATION



                        By:      /s/ Bannus B. Hudson
                                 Name:  Bannus B. Hudson
                                 Title:  President and Chief Executive Officer





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